Exhibit 99.1

Starwood Waypoint

Merger with Colony American Homes Conference Call

September 21, 2015, at 9:00 AM Eastern

Operator:

Good day everyone and welcome to the Starwood Waypoint Colony Merger Call. Today’s conference is being recorded. At this time I would like to turn the call over to John Christie, Director of Investor Relations at Starwood Waypoint. Please go ahead, sir.

John Christie:

Thank you, Jamie and thank you all for joining us today. This morning we announced the entry into a merger agreement to combine Starwood Waypoint Residential Trust with Colony American Homes. A copy of the press release and investor presentation has been posted to the Investor Relations section of our website at www.StarwoodWaypoint.com. On the call today are Barry Sternlicht CEO and Chairman of Starwood Capital Group and Thomas A. Barrack, Jr., Executive Chairman of Colony Capital. They will provide an overview of the transformational transaction and strategic rationale and then open the call to your questions.

Before we begin, we would like to remind everyone that certain statements made in the course of this call are not based on historical information and may constitute forward-looking statements. These statements are based on Management’s expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statement. We refer you to our filings made with the SEC for a more detailed discussion of the risks and factors that could cause actual results to differ materially from those expressed or implied in any forward-looking statements made today.

We undertake no duty to update any forward-looking statements that may be made during the course of this call.

Finally, in connection with the proposed transaction we expect to file a proxy statement with the SEC. We will take a limited number of questions after our remarks today but please be aware that the proxy statement has not yet been filed; therefore, we are limited by disclosure rules as to what we can discuss on this call. We also plan to file other relevant documents with the SEC regarding the proposed transaction. Investors are urged to read the proxy statement and other relevant documents filed with the SEC, if and when they become available, because they will contain important information. You may obtain a free copy of the proxy statement, if and when it becomes available, and other relevant documents filed by us with the SEC at the SEC’s website at www.SEC.gov. Copies of the documents filed by us with the SEC will be available free of charge on our website at www.StarwoodWaypoint.com or by contacting Investor Relations at area code (510) 987-8308.

We and our trustees and executive officers and other members of Management and employees may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction. You can find the information about our executive officers and trustees in our definitive annual proxy statement filed with the SEC on April 3, 2015. Additional information regarding the interests of such potential participants will be included in the proxy statement and other relevant documents filed with the SEC, if and when they become available. You may obtain free copies of these documents from us using the sources indicated earlier.

With that, I will now turn the call over to Barry Sternlicht.

Barry Sternlicht:

Thank you, John. Good morning everyone. I’m really pleased to be here and welcome Tom Barrack, an old friend, onto the call and his team, and with me are Tom Bowers who is Head of Strategy for Starwood Capital Group and

some of the other executives that worked on the transaction. So I’m going to talk about it briefly—you have a deck that was attached and on the website which these are some of the data on the specific deal, but the first thing to know is this is a very unusual merger. The sector suffered a little from investor neglect and the stock prices don’t really reflect underlying earnings power or the fair value of the homes that these companies have acquired over the past years. There is no doubt that home prices have appreciated off book value bought and assets bought in 2009, ‘10, ‘11,’12 and none of these companies really trade close to their fair value. So we were a bit frustrated and I know that Tom was also figuring out how best to combine these companies and we both knew that scale was the answer as we drive our operating cost through the ground and can really get best-in-class returns on equity capital, I say as good as or better than the other commercial real estate asset class with less risk, so our fundamental belief like Colony’s was that this asset class deserved a major position in the REIT industry, that investors should have the opportunity to play the US single-family home market, that if we could buy best houses in the best markets we could outperform those companies that had less quality houses in worse markets with lower total returns. So when you put these two companies together, you really have a magical combination, which is not just what we believe but in fact the case when you put the companies together is a very accretive transaction and the synergies we will talk about in a second have been outlined in great detail to body count and we are highly confident they will be achieved.

Fred Tuomi, the new CEO of the combined entities, and Doug Brien, the new President of the combined entities are both on the call and when we get to Q&A and we get further into the deck we’ll talk about that maybe a little bit.

Combined, this is a stock-for-stock deal, and as part of the transaction Colony asked for and Starwood agreed to internalize the external manager as part of the transaction. That transaction was vetted by a Special Committee of the Board who was advised by Wachtell and by the bank (inaudible) Wells Fargo. The Combined Company has nearly $8 billion in assets. We expect to achieve $40 million to $50 million in synergies and that will be on the shareholder base of roughly 110 million shares, which means it’s roughly $0.50 accretive which means that a 20 multiple—and you could argue it could be higher—that’s $9 a share just in accretion value for the shareholders. It is accretive right out-of-the-box and will be more accretive as we lay in these synergies. We have a model we will share with you. There was a merger document filed today, and the 8-K will be filed—an 8-K was filed today; the proxy will go out soon. This will require a shareholder vote since we are issuing more than half of the stock.

So just going to the deck that you have before you, as I mentioned, it is really a great fit. They are a best-in-class company merging together with—excuse me, for second; something is ringing—a best-in-class company that will take the best of all the management teams. Fred is a veteran; I knew Fred from his days it EQR when I was on board at EQR and we believe, by the way, that this business is very much like the apartment business with two caveats: one, the length of stay is longer; two, the credit quality is of the tenant is better; three, the gross margins are at least as good and sometimes better than what you achieve in apartments; and four, they probably have longer term price appreciation, a little more consistent. We also think that like apartments if interest rates were to rise, even though we are enjoying fairly good same store sales growth rent increases in both companies, we haven’t yet kept up with some of the rental apartment increases, which gives us headroom to continue to raise rents in our portfolio as the young industry becomes more mature and really learns its pricing power.

We expect that while we are maintaining the current dividend, but with the accretion of the transaction, I think you will expect to see the Boards of the Directors of the Combined Company look to increase the dividend in a short manner to show our conviction in the financials of the Combined Company.

The Company will close—the transaction will close we expect some time at the end of the first quarter after the shareholder vote of 2016. This will be among the largest, and certainly one or two depending on how you count, player in the space that is public today. Starwood Waypoint owned a $650 million NPL book, which have generated great earnings for us but it’s a sector though after the market slide three years when we IPOd has lost some interest in and so we look at that also as a couple of hundred million dollars of equity, 250 or so of equity trapped in that book and we’ve begun, as we did last quarter when we were underway, to continue to actually sell off that book. It will produce cash and we can lever that 3:1 by a billion dollars of homes. We continue to buy—SWAY has continued to buy houses at yield, unleveraged yield, at least as good and many cases better than we were buying two years ago. The data we have is better and obviously the cost of managing houses is lower, but we can get better net spreads than any company in our space maybe save one with some great analytics that allow us to pinpoint our lease rates, the time it will take to lease, the cost of actually improving the home, producing best-in-class margins on an operating business. We’ll have almost a billion dollars in cash and undrawn credit facilities and that’s before we sell the NPL book, which obviously will provide another billion dollars of capacity, and I think again that this company levered the way it is can really produce very attractive returns on equity. Most of you know that Starwood Capital Group owns nearly 50,000 apartments privately. We own 25 malls. We own 30 million square feet of office space. I think this asset class has equal returns, maybe better returns than anything else we’re looking at today with less risk. It is a purely domestically driven business. Very focused on the demographics of the United States. Homeownership rates have been falling and if interest rates go up they might even fall more. People are doubling down. There is a higher quality tenant than in apartments. This is usually a family and it’s harder for them to move so our capital costs, which were some concern to me when the industry was born—would they walk out with the refrigerators—have not been an issue for the industry and for our company as we’ve grown.

So on Page 5 if you’re following the deck, you will see the Combined Company and one of the most exciting things is the geographic map. We were very targeted at Starwood Waypoint about where we bought our homes. Colony was equally targeted and together you will see we have almost 10,000 houses in Florida. We are bullish on Florida long-term. It’s a not blue state. There are no taxes. That is going to be increasingly important. Georgia has almost 6,000 homes, 5,000 in Texas and then 4,000 homes in California, which are the most valuable but the hardest to come by, have probably the highest growth potential, and Colony had even more homes than we did in that marketplace. You can see some other markets like Illinois and North Carolina are—we’d call them subscale, and we’ll either invest and grow those bases or likely divest in those markets.

If you look at what it does and where we are driving the cost savings, you can go to Page 8 of your deck and you will see that we own 1,200 homes in one of the top markets; Colony—the Combined Company in the market will have 2,700 homes. You are beginning to get operating scale. We’ll go from 33 homes per full-time employees to 54 homes per full-time employees and you can see what we think happens to the synergy and where it’s coming from; it’s all driven off of G&A savings both at the local level, at the regional level and then in Corporate. Those synergies are outlined to you on Page 9 of the deck which shows you that a lot of it comes from property and G&A, and some of it comes from the internalization of the manager. We are modeling and 80% achievement of those synergies next year and 100% by ‘17 and hopefully Fred and Doug will go as fast as they can; we’re hopefully being conservative on that.

Then on Page 10, I just think it’s interesting the Company has California exposure of almost 20% of its portfolio versus 3.8% for single-family peers that are public today.

So this is a best-in-class company with best-in-class margins with best-in-class operating techniques, but most importantly, we are here for total rates of return. We are achieving 5 to 6 plus unleveraged returns and then you throw in 3% to 8% home price appreciation, you’re talking about almost double-digit unleveraged returns, not achievable in any asset class we are looking at today. Then lever that—debt markets love this business, right? You lever that 50%, 60%, 70% at the kinds of cost of capital, you’re talking mid- teens equity ROEs. With best-in-class talent, I don’t see the reason this company can’t be three times the size and should be and as she deserves to be, and hopefully this transaction will give the Company the float to get major institutional investors involved in the asset class and enjoy what we expect will be a continued growth in the dividend stream and a very attractive total return.

You can see that the combined leverage ratios of the Company has for SWAY declined from almost 60% to 52%, and that our average interest rate drops from 3.2% to 2.6—3.1% to 2.6%, and then you can see an illustration of what I already talked about as the total ROE on the Company going up.

We are internalizing the manager part of the process. Part of my deal with Tom early on: bring efficiency to the operations. Tom and I will share the Chairmanship of the Company and several Colony Board members—the Board will consist of members of both companies in a size that we have not yet completely determined. It’ll either seven and five or six and four. It is a true merger and we are really excited to be working with the Colony folks and I know my team is excited and hopefully they will be as excited working with us.

Can I pass it over to Mr. Barrack?

Thomas Barrack:

Good job, Barry, and thank you everybody. Number one, I think we are unbelievably excited to finally be able to do a deal with Barry and Starwood. We’ve been friends for a long time and we are a great fan and admirer of how he and Starwood have handled the public markets.

Barry has covered most of it. I would like to just from 50,000 feet give you a few headlines that might be of value. We are private now and of course we had an opportunity to stay private and choose which format of growth that we wanted. This business is really one of the best businesses that we have seen for all the reasons Barry said, and in addition to that the barriers to entry.

Many of you are too young to remember the run-up of REITs in the multifamily sector at the beginning of the ‘90s, but the same endemic issues that investors have getting their hands around the ebb and flow between yield and HPA were the same issues that everybody grappled with at the time. The winner ended up being those that created high-class operating entities with discrete efficiencies that capitalized on the growth of the business as a business, as basically HPA or the equivalent of HPA in the multifamily business ran up. So getting in this business, although there’s 14 million single-family rentals in the United States, to harness them and put them into individual stables and be able to provide a customer-satisfied product is not simple.

We started in March of 2012—Barry and Waypoint about the same time—and we’ve now come to the conclusion that the public format to produce yield-in-place and the residual that will ultimately be attained, you need a stalwart. The stalwart is based on managing shareholder expectations, yield-in-place, earnings growth, and reasonable leverage and in an environment of confusion, right, as we all set as investors in this marketplace and look at investment choice and investment theory across the realm of real estate assets, Barry and we hold large portfolios on a global basis and I agree with Barry 100%. Our choice of the asset which has all of the endemic characteristics of capital preservation, yield in place, upside residual and definition of location, which is the most important thing.

When we started deciding how to grow and how to get to scale, SWAY was really the first choice on our list, hand-in-glove format of location, location, location is therein space between the two operating companies. We have got two incredible Management teams; when finally combined, the synergies are real. Barry and I are committed to attain them as are the Management groups and this is a business not a trade.

One of the things we suffered from at the beginning was everybody said, “Well, there’s nobody smarter than Barry Sternlicht in buying distressed assets and so this will be a great trade, and the same with Colony. What we’ve established over the last three years is it’s not a trade. It’s one of the most yield-producing operating businesses and technology has lent itself to allow us to operate and manage these that even more efficient margins than the multifamily business, which is something that the market has been confused about. So the biggest opportunity I think is that this combined entity will now become the lead entity in the single-family space, producing transparency, consistency, better information, more efficiencies and a product which fits the marketplace at a very confused time, and asset appreciation like crazy in every other asset class.

Thanks for being with us, and Barry, I think we are going to allow some Q&A?

Barry Sternlicht:

Yeah, sure.

Operator:

Thank you, sir. At this time we do have time for a few questions today. Please press star, one on your telephone keypad to signal with a question. If you are using a speaker phone, please pick up your handset or disengage your mute function to ensure that our equipment can hear your signal. Again, that is star, one at this time for questions.

We will take our first question from Jade Rahmani with KBW.

Ryan Tomasello:

Hi. This is actually Ryan Tomasello on for Jade. Good morning and thanks for taking my questions. At a high level, can you discuss what the pro forma balance sheet will look like including both pro forma leverage day one and target leverage long-term?

Barry Sternlicht:

Let me state a couple facts that we didn’t give you and these are—listen to my ICR caveats. These are our best guesses. The book value of this company will be north of $29 a share, which is accretive to book for the current slate of shareholders. I think you all know that AMH is at 1.15 times book. I would say if you look at a geography of our portfolio versus their geography, our margins versus their margins, our same store sales growth as it sits it gets better and better. I think we certainly are equal to or better than the current largest player in this space. The NAV is going to come down slightly with the internalization of the manager. It will probably range in the $31 to $32 a share (inaudible) be finished. I think on that basis, we have capacity now to continue to buy homes—we are buying homes. SWAY is buying homes so you have cut back as our stock prices has fallen and obviously we haven’t been able to be in the market to support our stock, which we would have been for the last several months as we’ve been negotiating this transaction, so it’s kind of painful to watch our stock drop like this. There were rumors that we were going to do a deal and do a stock deal that was dilutive using stock at $0.70. The fair value of homes, you should know us better than that; I would never do that. So the premise that Tom and I agreed on, this would be fair value to fair value and we’d get all the benefits for both shareholders and will be the amazing synergies which are, as I pointed out, quite massive. Fifty million dollars a year is a hell of run rate on a scale with a company with 100-odd million in shares outstanding.

So as far as our leverage levels, I think we’re at 52 within the deck. Is that right?

Male Speaker:

That’s correct, 52.8. Correct, Barry.

Barry Sternlicht:

Fifty-two point eight. Tom and I haven’t really talked about it, but I think we both would be willing to take that leverage a little higher given the cost of funds. It is such a funny business today where the debt market loves the business and the equity markets don’t. Usually the debt markets are right and eventually the equity markets will figure it out. When you look at these stocks, there are just too many of these guys went public too early and subscale, and they got stuck, fast, and they had no way to grow. They tried to grow, they kept their overheads in line for an acquisition game that did not exist because they couldn’t get capital and there was a general perception that the gig was up. I can tell you specifically, because we jumped from market to market, that we can still acquire homes at gross and net yields that are as attractive as they were two years ago and maybe we are looking at less total return, but we weren’t getting credit on that anyway. So I’m really excited. I don’t know why people think you have to sell the—we will prune our portfolio in the ordinary course as we’ve done all along, but I don’t know why you have to sell assets all the time. I mean no apartment company does that. No mall company does that. No office company does that. Why is it important for us to dump our assets if they are accreting in value? You’ve currently accepted that premise in every other property type; I don’t know I wouldn’t be true in single-family homes.

I think it’s an education when you look at the number of shareholders the companies have attracted and the names of the shareholders. We just don’t have a lot of audience, partly because of the floats. The floats are so small that for Fidelity or T Rowe or Putnam or any of these players, they can’t take a major stake in our companies; they would on 10% or 15% of the float and even that would be an immaterial position. So we are excited over time to increase our float to allow our shareholder base to grow to add a much broader, deeper, perhaps even international shareholder base and allow the public and retail investors to own the stock and play American housing for the first time ever in a liquid format.

Ryan Tomasello:

Great, thanks. Then regarding the accretion, the expected accretion that was cited, would that be based on the Core FFO guidance that SWAY gave for 2015 of $1.60 to $1.85 I believe.

Barry Sternlicht:

We focused on—the deal won’t close until the first quarter of ‘16 so I think the numbers we cited were ‘16 numbers. I don’t actually think we will be doing anything to ‘15’s numbers so those will stay the same. Then for ‘16, we are like 23% accretive and 50-odd percent accretive in 2017. So that is a function of two things that will change probably and we will have to give you better guidance. One is whether we a re going to sell NPLs faster. That’s assumption is the regular burn off of the NPL portfolio is what we are citing to you with those 23% and 50% accretion. That may or may not happen that way and we will have to sit down with Tom and the Board and decide what we will do and if we need liquidity or the equity that’s trapped in the book or it would be better deployed into houses. The second thing is the pace of the realizations. I think we told you do we do 80% in ‘16 and 100% in ‘17. Maybe we will do 100% in ‘16. Of course, it will depend on what quarter those synergies come out and how fast they are achieved. So this is best guess. It will get refined. But I should tell you I merged Starwood Hotels—I told my own Board this—I merged Starwood Hotels with Westin Hotels in the West and with ITT Sheraton and we guessed on synergies. We knew we had two GCs and two of this and two of that. This is not bad. This is actually line item by line item, body by body and position by position agreed by both company’s leaders, both Doug, the CEO of SWAY and Fred, the to-be selected CEO of Colony Homes and then the combined entity. The teams have gotten together and they’ve divided the country, they’ve taken who’s going to sit in what position, and I would say that from the Board, Tom and I, respectively, expect the integration to go very smoothly. I don’t know, Fred’s on the phone so you might comment on that, Fred, if you have anything else you want to add. Fred? Hmm, no Fred?

Thomas Barrack:

Fred, we lost him at some point.

Barry Sternlicht:

Hmm.

Thomas Barrack:

Justin and Arik are here.

Male Speaker:

I think just for the group, as Barry noted, the synergies are identified, they are specific and between sign and close we have got an integration plan in place. The day we close we begin moving on that. So the $40 million to $50 million is something we have committed to and are prepared to hit or beat. So, very high level of confidence in that. Again, very specific items, people, costs and it’s how we have underwritten the deal and we will hit it or beat it.

Barry Sternlicht:

And systems. We’ve identified which system we’re going to collapse on. We both have our own proprietary systems to analyze our house data and we know what we are going to do. I would say that the teams were unbelievably respectful of each other and totally willing to look at best practices between the two companies and that was kind of a thrilling thing to be part of and to witness because it was really for the benefit of the shareholders. There were no social issues here. It was really well done and I think Fred is early ‘60s and Doug is much younger than that; hopefully down the road if all goes well and Fred wants to move on to enjoy the remainder of his years and doing something different, we will have a potential CEO in-house to take over down the road. So in all respects it’s a very—it’s like butter. You don’t see a merger that’s this easy and strategic very often.

Ryan Tomasello:

Great. Thanks for that color. Then just one last question. Can you discuss how NAV was determined both for SWAY and CAH?

Barry Sternlicht:

We both had third-party broker valuations. Colony has institutional investors they report to; they used their own system. We had our own estimates which we provided to shareholders backed by a third-party appraisal and a sample set and then we vetted each other’s numbers. We went back and did spot checks on—I don’t remember, Nick; 3,000 homes or something like that—just to see evaluation methodologies were the same as ours. There was some discussion about reserves and some other stuff and that was a negotiation that took place. Appropriate reserves and where they right relative to the age of the houses and what we were actually experiencing as we sold homes out of the portfolio. It was a little tricky because the stuff we were selling was non core and typically stuff that was lesser quality is why we were selling them. But based on all this data they did a spot check on us, we did a spot check on them and we determined we believed it was a relative value thing. If you think we are worth this then you are worth that. That was probably the most tricky part of the transaction actually and I think we came to a good conclusion for both the companies. Fair I would say.

Ryan Tomasello:

Great, thanks for taking my questions.

Barry Sternlicht:

Sure. Last question, please.

Operator:

Yes, we’ll take that final question from Pete Peikidis with Zelman and Associates.

Dan Oppenheim:

It’s actually Dan Oppenheim here. Just wanted to ask a quick question—these two quick things. First, in terms of if we look at the renewal growth that you cited for the two entities, how much of that do you think—and we heard in terms of these synergies, what do you think in terms of the revenue synergies? Do you think that’s really a difference of the market given the much greater exposure to California on the Colony side versus SWAY, or do you think there is something there in terms of management right now that’s been leading to the differences in terms of that renewal growth?

Barry Sternlicht:

I’m glad you brought that up. This is all costs, this is not revenue synergies. You can fantasize that if you control enough houses in a market you can be a price leader and pushing around. I’d say this entire sector—and I’ll speak for SWAY included—for certain, when we bought homes we bought them quickly. SWAY did a better job than many of filling them up quickly but probably did so at the expense of getting top rent. They have only recently begun to realize their pricing power with a tenant, and we at the Board of Starwood led by some well known real estate investors like Jeff Kelter and Mike Bassatelli (phon) and Skip Bronson were pushing Doug and the Management team to get better same store rent growth, looking at the rent growth that apartments are achieving which is now on average 5%. So in the last quarter we were seeing north of three; it’s still not five. Colony did a—they also got—they probably got started later in renting and probably rented lower and they are seeing I would say higher same store sales growth in their homes. They have a higher concentration of— relatively speaking—than we did in California, but the net yields of the portfolios were slightly different. Ours were higher than theirs and that really reflected two things about the Colony book. One, they were newer homes on average, and two, they were more California homes where net yields were lower. So that was one of the big issues for us. We have a very powerful book at SWAY. It’s almost a 6 on leverage on—what is it?— 12,000 homes and that is just absurd. I’m selling apartments now at 3.75 cap rates; just sold stuff we built.

So from a risk perspective for shareholders owning 30,000 houses, six of them could blow up and nothing would happen. It wouldn’t affect our dividend, it wouldn’t affect anything. We are basically pan—completely covered in the U.S. And we bought these houses, both Tom’s team and our team at huge discounts to replacement cost, so we are pretty bullish on the sector and I have to go back to what Tom said. We in the industry argued whether this was a trade or business and we have these nonsense arguments and some of just said, “Hey, we believe this is a real business,” and I can’t say how happy I am—and I wasn’t sure myself— but I can tell you it is a real business. This is a really big business and it is a glomeration and institutionalization of a mom-and-pop business and as you all know, there are more single-family homes rented in the United States than actually are apartments in the United States. So this is a giant business and all the people in the business follow us, whether it’s us and Colony or AMH or Blackstone, we are nothing. We’re not like the mall business where 80% of the malls are public. This is probably combined—I don’t even know. It must be like less than 1.5% of all the homes in the United States represent 1%. It’s nothing. But that means we’ve got lots of room to grow and professionally manage homes and with the scale economies, you can see it really, really gets exciting.

Dan Oppenheim:

Okay, thanks. Then I’m wondering on Prop 13, is this structured in a way so that the potential step up would only be on the 700 and some homes in the SWAY side as opposed to the many more on the Colony side? Is there something you can do with that just to minimize the impact?

Barry Sternlicht:

Arik is our CFO. Do you want to comment on that?

Arik Prawer:

Yes. Dan, we are working through the Prop 13 analysis so there will be more to come in the proxy but that is to come. We are working through to minimize the Prop 13 holistically, but I can’t answer that today. That’s still a valuation process.

Dan Oppenheim:

Great. Well, congratulations overall on this.

Barry Sternlicht:

Thank you everybody. We will look forward to taking any more questions. Have a great day.

Thomas Barrack:

Thanks everybody.

Operator:

Thank you. That does conclude today’s conference. We do appreciate your participation.